Mail Stop 6010
Via Facsimile and U.S. Mail

November 16, 2005

Mr. Donald H. Nikolaus
President
Donegal Group, Inc.
1195 River Road
Marietta, Pennsylvania 17547

      Re: Donegal Group, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
          File No. 0-15341

Dear Mr. Nikolaus:

      We have completed our review of your Form 10-K and have
no further comments at this time.

         Sincerely,

Kevin Woody
    Accounting Branch Chief

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